UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.
FORM N-8A
NOTIFICATION OF REGISTRATION
FILED PURSUANT TO SECTION 8(a) OF
THE INVESTMENT COMPANY ACT OF 1940
     The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:
Name: NETS Trust
Address of Principal Business Office (No. & Street, City, State, and Zip Code):
50 South LaSalle Street Chicago, Illinois 60603
Telephone Number (including area code): 800-595-9111
Name and address of agent for service of process:

with a copy to:
Diana E. McCarthy, Esq.
Drinker Biddle & Reath LLP	Craig Carberry, Esq.
One Logan Square	The Northern Trust Company
18th and Cherry Streets	Legal Department, M-9
Philadelphia, Pennsylvania	50 S. LaSalle Street
19103-6996	Chicago, Illinois 60675
Check Appropriate Box:
     Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:
     YES ☑           NO ☐

SIGNATURES
Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of New York and State of New York on the 1st day of November, 2007.

NETS TRUST
By:	/s/ Peter K. Ewing
	Name:	Peter K. Ewing
Initial Trustee

Attest:
/s/ Diana E. McCarthy
Name:	Diana E. McCarthy